CERTIFICATE OF VICE PRESIDENT

T. ROWE PRICE INDEX TRUST, INC.

Pursuant to Rule 306 of Regulation S-T

 I, the undersigned, David Oestreicher, Vice President of T. Rowe Price Index Trust, Inc. do hereby certify that the prospectuses for the T. Rowe Price Equity Index 500 Fund, T. Rowe Price Extended Equity Market Index Fund, and T. Rowe Price Total Equity Market Index Fund have been translated into the Spanish language. The Spanish versions of the prospectuses constitute a full and complete representation of the English versions which have been filed as a part of this Registration Statement. A copy of the Spanish versions will be available for inspection upon request.

 WITNESS my hand and the seal of the Fund this April 26, 2018.

 T. Rowe Price Index Trust, Inc.

  /s/David Oestreicher (Seal)
  ___________________________________
  David Oestreicher, Vice President